Mail Stop 3561
								March 9, 2006

Nadwynn Sing, President
Atlin Mineral Exploration Corp.
1005-289- Drake Street
Vancouver BC V6B 5Z5

Re:	Atlin Mineral Exploration Corp.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 1, 2006
      File No. 333-131232

Dear Mr. Sing:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General
1. Please provide us with a letter that sets forth the exact acknowledgements we requested in the closing paragraphs in our letter dated February 17, 2006. We note that you provided us with a letter with certain of these acknowledgements; however, they did not correspond exactly to those set forth in our letter.

Management`s Discussion and Analysis, page 29

Plan of Operation, page 29
2. We note your response to comment 27 in our letter dated
February
17, 2006. Please expand this section to discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your business to the extent necessary to commence operations and for the foreseeable future.




Exhibit 5.1
3. Counsel`s opinion should be revised to indicate that the Registered Shares will, when sold, be legally issued, fully paid and non-assessable. See Item 601(b)(5) of Regulation S-B. Please revise.

Undertakings, page 52
4. We note your revisions in response to comment 33 in our letter dated February 17, 2006. Please include the exact language set forth in Items 512(a)(4) and 512(g) of Regulation S-B.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, Eloise Quarles, Special Counsel, at (202) 551-
3238,
or me at (202) 551-3725 with any other questions.

      Sincerely,



      	H. Christopher Owings
      Assistant Director

cc:	Joseph I. Emas, Esq.
      Fax:   (305) 531-1274








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Nadwynn Sing
Atlin Mineral Exploration Corp.
March 9, 2006
Page 1